

February 18, 2014

Via E-mail
Simon Hubbert
Chief Executive Officer
Lombard Medical, Inc.
4 Trident Park
Didcot
Oxfordshire OX11 7 HJ
United Kingdom

> **Re: Lombard Medical, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 22, 2014**
> **CIK No. 0001597426**

Dear Mr. Hubbert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   A prospectus summary should contain only a brief overview of the key aspects of the offering. Your current summary contains extensively detailed market, regulatory and competitive information, as well as related conclusions about your possible market opportunity, that are difficult to follow and which you also repeat later in the prospectus. Please review the detail on pages 1-6 in your prospectus summary to ensure that you have included only disclosure that is appropriate for a prospectus summary and not detail that overwhelms disclosure regarding the most significant aspects of the offering.

2.   We note that you refer to "[P]ublished data" throughout your document, such as on pages 1, 3 53, 54 and 58. Please expand the disclosure to identify who published the data. In addition, where you disclose statistics or facts about your products or the industry (estimated EVAR market size, number of people with AAAs, for example), please provide third party support for these facts or identify them as management's belief. Finally, all qualitative statements about your or other parties' products, business or opportunities should include objective support (such as Aorfix carrying a "lower risk").

3.   Please provide us copies of the sources of all third-party data included in the document. Clearly mark the material you provide to identify the data you cite in your document, and tell us whether you commissioned any of the data disclosed in your document.

EVAR Market, page 4

4.   We note your disclosure that you "believe" that the worldwide aortic stent graft market is "expected" to grow at a certain rate. Please explain who expects this growth and the basis for your belief. In addition, revise further to show how this disclosure is useful in making an informed investment decision, given that it is your belief based upon someone else's expectation.

Limitations of Current AAA Treatments, page 5

5.   Tell us whether there are other treatments available for AAAs with neck angles greater than 60 degrees. Also, tell us whether the indications for use of competing products exclude angles greater than 60 degrees or just provide a general approval for EVAR procedures, not mentioning the neck angle. Finally, discuss the basis for your statement that physicians receive reimbursement pressure for uses outside the scope of approval, and explain how this conclusion is consistent with the apparent use in this manner nevertheless.

Our Strategy, page 6

6.   Please expand the disclosure about the stent graft and the delivery system mentioned in the last two bullet points in this section to clarify the material hurdles that remain until you can sell the stent graft and system commercially.

7.   Please expand the appropriate section to clearly discuss each step that you must take to reach commercialization of your proposed product and your estimated timelines and capital needed to achieve that step.

Risks Associated with an Investment in our Ordinary Shares, page 7

8.   Please quantify your history of operating losses and your accumulated deficit.

Implications of Being an Emerging Growth Company, page 9

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 13

10.   Add a risk factor that discusses the risk that you may be classified as a passive foreign investment company for the current taxable year or for future years. Include in the risk factor a brief description of what it means to be classified as a passive foreign investment company and the consequences for your shareholders should you be classified as a passive foreign investment company.

Capitalization, page 38

11.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Market Information, page 42

12.   Disclose all of the share price information required by Item 9.A.4 of Form 20-F (e.g. the high and low sales prices for the five most recently completed fiscal years; and the high and low sales prices for each quarter of the two most recently completed fiscal years plus any subsequent period).

Management's Discussion and Analysis of Financial Condition, page 43

13.   We see from disclosures on page 44 that your historical financial statements contain five geographic locations where your revenue is earned. We also note your June 30, 2013 balance sheet includes a significant amount of cash and cash equivalents. To the extent cash held outside of the United Kingdom could be considered material to an understanding of your liquidity and capital resources in future periods, please revise your filing to disclose the amount and location of any material cash and investments held by your foreign subsidiaries that would not be readily available for use in the United Kingdom. Please further provide a discussion of any known trends, demands or uncertainties related to your cash investments that are reasonably likely to have a material effect on your business as a whole or that may be relevant to your financial

flexibility. Refer to Item 5 of Form 20-F and SEC Interpretive Release No. 33-8350 (December 19, 2003).

If third party payors do not provide reimbursement, page 21

14.   Please revise to provide more specific information about the status of reimbursement codes for your product in your major current and target markets.

Our Products, page 58

15.   Please revise the disclosure related to the tables on pages 60 and 61 so that the information can be understood by an investor not in your industry.   In making these revisions, please explain or define terms like "endpoint," "cohort," "continued access arm," "Type I and Type 3 endoleak," and "composite."

16.   Please tell us how the data on page 61 are useful to an investment decision, as they represent a summary of information about products which treat a different condition than your product is intended to treat.

Principal Shareholders, page 82

17.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities identified in the table.

18.   Please disclose the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States.

Taxation, page 97

19.   Briefly describe the mark-to-market and qualified electing fund ("QEF") elections that might be available to an investor to mitigate the adverse U.S. federal income tax consequences should you be classified as a passive foreign investment company. Then disclose whether you intend to provide the information that would enable investors to take a QEF election.

Where You Can Find More Information, page 109

20.   Disclose that you will file with the Commission your annual report on Form 20-F within 120 days from the end of each fiscal year.

Exhibits, page II-5

21.   We note that you filed a request for confidential treatment for portions of exhibits to your draft registration statement. We will provide any comments on your request separately.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Gary Newberry, Staff Accountant, at (202) 551-3671 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                                Sincerely,

                                                /s/ Amanda Ravitz

                                                Amanda Ravitz
                                                Assistant Director

cc (via e-mail): Kristian Wiggert